MAKING OUR MARK ON THE WORLD



Worldwide leader in fluid handling systems

GRACO INC. 2001 ANNUAL REPORT

Graco's mission is to generate sustained profitable growth to benefit its customers, employees, shareholders and communities. We will be the world's leading supplier of fluid management products and packages in the markets we target.

We will grow to 1 billion dollars in revenues by 2005, with net earnings growth in excess of 12% per year. We will grow our sales more significantly outside North America and in new markets, and with new products and improved business processes. Graco's goal is to have at least 5% of each year's revenues from sales in markets entered in the last three years. We will actively pursue focused acquisitions.

Founded in 1926, Graco is a world leader in fluid handling systems and components. Graco products move, measure, control, dispense and spray a wide range of fluids and viscous materials used in vehicle lubrication, commercial and industrial settings. The Company's success is based on its unwavering commitment to technical excellence, world-class manufacturing and unparalleled customer service. Working closely with specialized distributors, Graco offers products, packages and technology which set the quality standards in a wide range of fluid handling applications, including spray finishing and paint circulation; lubrication; sealants and adhesives; along with power application equipment for contractors. Graco's ongoing investment in fluid management and control will continue to provide innovative solutions to a diverse global market. The Company has its corporate headquarters in Minneapolis, Minnesota, and has approximately 1,800 employees worldwide. Graco common stock (ticker symbol: GGG) is listed on the New York Stock Exchange.



GRACO CORPORATE OFFICERS & EXECUTIVES

SEATED, LEFT TO RIGHT

George Aristides
Chairman of the Board

David A. Roberts
President and
Chief Executive Officer

BACK, LEFT TO RIGHT

Charles L. Rescorla
Vice President, Industrial/
Automotive Equipment Division

Patrick J. McHale
Vice President, Manufacturing
& Distribution Operations

James A. Graner
Vice President and Controller

Steven L. Bauman
Vice President, Human Resources

Robert M. Mattison
Vice President,
General Counsel and Secretary

D. Christian Koch
Vice President,
Lubrication Equipment Division

Dale D. Johnson
Vice President,
Contractor Equipment Division

Dan A. Christian
Vice President and
Chief Information Officer

Mark W. Sheahan
Vice President and Treasurer

NOT PICTURED

David M. Lowe
Vice President and General
Manager, European Operations

Fred A. Sutter
Vice President, Asia Pacific
& Latin America

"Building a presence around the globe"

This year marked Graco's 75th anniversary and was a year of significant challenges with good results. While sales declined due to poor economic conditions and a strong U.S. dollar, our earnings and cash flow remained strong. For several years, Graco has worked diligently to become a high performer in both good and difficult times. This year's results demonstrate that these efforts are paying off.

FINANCIAL HIGHLIGHTS AND STOCK PERFORMANCE: 2001 was a difficult economic environment for Graco and our industry, particularly in North America. We were able to post good results despite an overall sales decline of 4 percent compared to last year. While net earnings were down 7 percent, our margins remained strong with gross profit and operating profit margins of 49.7 and 21.2 percent, respectively. We generated $89 million of cash from operations, added $30 million of new capital, paid off over $25 million of debt, acquired ASM Company, Inc. for cash and added $63 million to Shareholders' Equity.

Our Industrial/Automotive Equipment Division was hurt by soft market conditions in North America and experienced a 12 percent decline in worldwide revenues. Our Contractor Equipment and Lubrication Equipment Divisions experienced worldwide revenue increases of 2 and 7 percent, respectively. Net sales and earnings continued to be negatively impacted by the strong U.S. dollar. Our earnings for the year would have been approximately $3 million higher than the reported amount if translated at exchange rates consistent with last year.

Graco's stock price increased by more than 40 percent in 2001. Shareholders who invested $100 in Graco at the end of 1996 had $376 at the end of 2001, with dividends reinvested. The same $100 invested in the S&P 500 Index or the Dow Jones factory Equipment Index would have been worth $166 and $78, respectively.

To Our shareholders

OPERATING HIGHLIGHTS: In 2001, our biggest challenge was dealing with the soft North American market and deteriorating economic conditions throughout the world. We are confident that we maintained or increased our market positions during these difficult times. In addition, we were able to protect our profitability by reacting quickly to the lower levels of business and improving efficiencies in several areas.

In our Contractor Equipment Division, new product introductions and marketing activities continued to yield good results. We purchased ASM Company, Inc. bringing incremental products, distribution and a new brand name to our Contractor business. We launched several new products including the HydraMax™ line of gasoline-hydraulic airless paint sprayers, the LineDriver™ line striping system, and the 150 RPX™ pressure paint roller. We also continued to focus on expanding our market presence by adding distribution in the home center channel and in foreign locations.

GRACO SALES WORLDWIDE


Americas 72%
Europe 17%
Asia Pacific 11%

Our Industrial/Automotive Division was hit hard by the soft market conditions in North America. We believe that customers curtailed their capital spending in response to lower demand for their products and delayed purchasing decisions in an attempt to conserve cash. In response to this downturn, we adjusted our spending to protect profitability. Nonetheless, we continued to move our new product initiatives forward, successfully launching several products including the PRO™ Xs electrostatic spray guns, the TRITON™ spray packages and the Xtreme™ pump lowers.

Our Lubrication Equipment Division gained significant new business from two large customers while continuing to successfully service our existing customer base. As a result, we achieved record sales and gained market share in North America.

INVESTMENTS: We continued to make substantial investments in product development. In 2001, we invested $21 million, which exceeded 4 percent of our reported net sales. In addition, 45 percent of our 2001 revenue came from products that were introduced within the last three years.

In September, we added a 163,000 square foot expansion to our Riverside Facility in Minneapolis, Minnesota, and dedicated it as the George Aristides Riverside Center. The expansion houses the distribution operations for our Industrial/Automotive and Lubrication businesses as well as modular assembly for Industrial packages. This new facility improves our operational efficiency and provides space for future sales growth.

We acquired ASM Company, Inc. located in Orange, California. The acquisition allows us to increase our market share by adding products, brand names and distribution channels.

We expanded our factory in Sioux Falls, South Dakota by 72,000 square feet to consolidate ASM's production and customer service operations. This move leverages our manufacturing strengths and reduces operating and administrative costs.

OUTLOOK: We believe that the tough economic environment will continue in 2002. The length and severity of the soft market conditions in North America, and the risk that it will spread, directly impacts the willingness and ability of our customers to purchase our equipment. Sales growth will be difficult as long as the weakness continues in North America, and we are concerned about softness in Europe and Japan. Nonetheless, we remain committed to improved profitability while funding our long-term growth strategies of introducing new products, entering new markets, expanding distribution coverage and pursuing strategic acquisitions.

David A. Roberts

David A. Roberts
President and Chief Executive Officer

Graco at a glance

Building on global design, manufacturing and customer service capabilities

INDUSTRIAL/AUTOMOTIVE EQUIPMENT DIVISION

The Industrial/Automotive Equipment Division designs, manufactures and markets equipment and pre-engineered packages for moving and applying paints, coatings, sealants, adhesives and other fluids. In 2001, this division reported $199.5 million in sales. Markets served include wood, rail, marine, aerospace, farm and construction equipment, bus and recreational vehicles, automotive and truck assembly and components plants, and various other industries.



2001 was a significant year for new and improved product introductions. Nine major products were released, including a new series of PRO™Xs electrostatic spray guns. These high performance electrostatic guns combine the benefits of material savings and excellent finish quality in a lightweight, durable package. Other products introduced during 2001 include TRITON™ spray packages designed for fine finishing applications in the metal and wood industries as well as a line of Xtreme™ pump lowers that give corrosion control contractors, shipyards, railcar manufacturers, bridge repair contractors, and refinishing operations more choices and extra power to apply the toughest materials.

CONTRACTOR EQUIPMENT DIVISION

The Contractor Equipment Division serves professional painting, roofing, texture, corrosion control and line striping contractors, as well as remodelers and tradesmen. This division reported $225.1 million in sales during 2001 from its diverse product line which includes portable air, gas and electric airless sprayers, line stripers, texture sprayers, pressure washers, spray guns and accessories. These products are primarily sold through paint stores and home centers.



Products that were released during 2001 include the LineDriver™ line striping system used to stripe roads and parking lots; 150 RPX™ pressure roller paint supply system for painting walls and ceilings; and the new HydraMax™ line of gasoline-hydraulic airless sprayers. The HydraMax sprayers provide higher pressure with more output, allowing contractors to spray a wider range of coatings and use a larger selection of spray tip sizes.

LUBRICATION EQUIPMENT DIVISION

The Lubrication Equipment Division, which markets products for lubrication and maintenance applications, reported $48.2 million in sales during 2001. The markets served by this division include fast oil change facilities, fleet service centers, automobile dealerships and the mining industry.

Growth within this division in 2001 included modular fast lube packages designed for Sears Automotive Service Centers throughout North America. The modular system includes electronic dispense valves, hose and reels mounted on large capacity oil tote tanks. These modular systems are easy to incorporate into existing service centers.



GRACO DELIVERS CUSTOMER-FOCUSED, IMAGINATIVE AND TECHNOLOGICALLY-ADVANCED FLUID MANAGEMENT SOLUTIONS

GRACO AT A GLANCE

	Industrial/ Automotive	Contractor	Lubrication
Sales (millions)	**$199.5**	**$225.1**	**$48.2**
Percent of total	**42%**	**48%**	**10%**
Products	Air and Electric-Operated Pumps Fluid Meters and Plural Component Proportioning Equipment Dispense Applicators and Manual and Automatic Spray Guns Accessories	Portable Air, Gas and Electric-Operated Airless Sprayers HVLP Spray Finishing Packages Texture Sprayers Pressure Washers Spray Guns Accessories	Air-Operated Pumps Fluid Meters and Management Systems Dispense Applicators Reels and Consoles Accessories
Applications	Paint Finishing Sealant and Adhesive Dispensing Protective Coatings Process Applications	Architectural Painting Line Striping Ceiling and Wall Texturing	Vehicle Lubrication Industrial Lubrication
Principal markets	Wood Marine and Rail Automotive and Truck Assembly and Feeder Plants Farm and Construction Equipment Aerospace General Industrial Assembly Chemical Process Industry	Remodelers Painters Specialty Contractors	Fast Oil Change Facilities Fleet Service Centers Automobile Dealerships Mining Industry



Improving fluid handling processes throughout the world ...

NEW PRODUCTS

Improving fluid handling technology is not a new concept at Graco. For over 75 years we have demonstrated our understanding of the markets we serve by designing state-of-the-art products that increase productivity, improve quality and reduce energy and material costs. Graco invests 4 to 5 percent of each year's sales in new product development. The markets for these products are as broad and varied as the applications and materials for which they are used. The ability to serve diversified markets around the world is one of Graco's strengths.

PRODUCT FOCUSED: Graco has been making its mark on the world for over 75 years. Its high quality products and superior service are well-known in all major geographies. From spraying paints and applying sealants and adhesives to lubricating vehicles, Graco touches many industries with its vast array of products.



Graco is making its mark in four key areas: new products, new markets, expanded distribution and acquisitions



MAGNUM

agnum™ sprayer manufacturing line at Graco's David A. Koch
enter in Rogers, Minnesota.



ASM spray gun assembly in Graco's new Sioux Falls, South Dakota manufacturing facility.



David Roberts (l), Graco President and CEO, and Martin Bollom, Chairman of The Bollom Group, celebrate the opening of Bollom Group's new Spray Center in the United Kingdom, featuring Graco products.

NEW MARKETS

While Graco is a global leader in most of the markets it serves, it continues to seek and expand its focus on new markets and opportunities. Recent opportunities have led Graco to design and manufacture a line of airless paint sprayers for remodelers and general contractors now available through home centers.

Graco is also taking advantage of its knowledge and successes in North America and Europe to meet the needs of manufacturers and contractors in other areas of the world, providing them with superior solutions to help them compete in the global marketplace.

PRODUCT DEVELOPMENT AND FOCUSED ACQUISITIONS

Graco's goal is to focus on the development of products that meet the fluid handling requirements of a wide range of customers. In 2001, 45 percent of Graco's sales came from products that were introduced in the last three years.

Graco has made prudent acquisitions of companies with products and sales that strengthen and expand its market presence. In 2001, Graco acquired ASM, a company that manufactures airless spray tips, guns and accessories for the professional painting contractor. ASM adds important products, distribution and sales resources to Graco.

EXPANDING DISTRIBUTION

Graco products are sold through a worldwide network of over 8,700 distributors. This distributor network provides its customers with professional sales and service resources. Graco supports this worldwide network of distributors by providing the best customer service, technical assistance and service training resources. Graco will continue to expand its distribution in areas where it can better-serve its customers.

RESULTS OF OPERATIONS

The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements and other financial information included elsewhere in this report.

The table below reflects sales by segment and geography for the three most recent fiscal years and the percentage changes in those sales for such years.

(In millions)	2001	2000	1999	% Increase (Decrease) 2001	% Increase (Decrease) 2000
Segment Sales:					
Industrial/Automotive Equipment	$199.5	$228.0	$227.8	(12)	—
Contractor Equipment	225.1	221.5	178.6	2	24
Lubrication Equipment	48.2	44.9	44.1	7	2
Consolidated	$472.8	$494.4	$450.5	(4)	10
Geographic Sales:					
Americas	$341.0	$359.9	$313.9	(5)	15
Europe	82.4	84.7	90.1	(3)	(6)
Asia Pacific	49.4	49.8	46.5	(1)	7
Consolidated	$472.8	$494.4	$450.5	(4)	10

The table below reflects the percentage relationship between income and expense items included in the Consolidated Statements of Earnings for the three most recent fiscal years and the percentage changes in those items for such years.

	As a Percentage of Net Sales 2001	2000	1999	% Increase (Decrease) 2001	2000
Net Sales	100.0	100.0	100.0	(4)	10
Cost of products sold	50.3	49.3	48.7	(2)	11
Product development	4.5	4.0	4.4	4	2
Selling, marketing and distribution	17.0	17.5	17.7	(7)	8
General and administrative	7.0	6.7	8.5	1	(14)
Operating profit	21.2	22.5	20.7	(10)	19
Interest expense	0.3	0.8	1.6	(70)	(41)
Other expense (income), net	0.3	0.3	(0.6)	22	*
Earnings before income taxes	20.6	21.4	19.7	(8)	19
Income taxes	6.8	7.2	6.5	(10)	21
Net Earnings	13.8	14.2	13.2	(7)	18

** Not a meaningful figure.*

2001 Compared to 2000. The Company reported net sales in 2001 of $472.8 million, a decrease of 4 percent from the prior year. The decline in sales for 2001 was the result of poor economic conditions in North America. This had an adverse impact on the Industrial/Automotive Equipment segment, whose worldwide sales of $199.5 million were 12 percent lower than last year. The Contractor Equipment segment reported sales of $225.1 million, a 2 percent increase over last year. This increase was due to a strong North American housing market despite the general economic downturn, the acquisition of ASM Company, Inc., and new product introductions. Sales for the Lubrication Equipment segment were $48.2 million, up 7 percent over last year. This increase was due to gaining market share in a mature North American market, particularly with two large customers. Consolidated backlog at year-end 2001 was the same as last year at $12 million. The Company's backlog is typically small and is not a good indicator of future business levels.

Sales outside of the Americas represented 28 percent of total sales in 2001, up from 27 percent in 2000. In the Americas, sales were $341.0 million, a decrease of 5 percent from last year. European sales decreased 3 percent to $82.4 million and Asia Pacific sales were $49.4 million, a 1 percent decrease from last year. The decrease in the Americas sales was primarily due to poor economic conditions that resulted in lower sales for the Industrial/Automotive Equipment segment. When compared to 2000 exchange rates, 2001 exchange rates had a $7 million negative impact on 2001 sales. Measured in local currencies, European sales were flat compared to last year while Asia Pacific sales were 6 percent higher.

The gross profit margin of 49.7 percent for 2001 decreased 1.0 percentage point from the prior year. This reduction resulted from lower sales of Industrial/Automotive products, product mix that included a greater percentage of sales from lower duty paint sprayers, lower production levels and the negative impact of exchange rates. The reduction was partially offset by a $1.6 million favorable impact from liquidation of LIFO inventory quantities carried at lower costs from prior years.

Operating expense was down 4 percent from the prior year. Lower selling and marketing expenses, reflecting lower sales results in 2001, were responsible for the decline, while product development and general and administrative expenses increased slightly versus last year. As a percentage of sales, operating expense was 28.5 percent, up slightly from last year's 28.2 percent. The Company aggressively managed operating expense throughout the year to more closely match spending with sales. In particular, the rate of product development spending declined in the second half of the year as a result of management actions.

The Company recorded pension income of $2.6 million in 2001 versus $3.8 million in 2000. These amounts resulted from recognition of investment gains attributable to pension plan assets. Pension expense/income is recorded in cost of products sold and operating expense based on salaries and wages.

Operating earnings in 2001 decreased $11.1 million, or 10 percent, from the prior year. This was a result of several factors, including lower sales in the Industrial/Automotive segment, restructuring charges and adverse exchange rates. By segment, before unallocated corporate expense, operating earnings for the Industrial/Automotive Equipment segment decreased 16 percent, and declined slightly as a percentage of sales due to the fixed nature of some expenses and higher product development spending. Contractor Equipment segment operating earnings decreased 1 percent and declined slightly as a percentage of sales. The decline in profitability was primarily due to the mixture of products sold, including a greater percentage of sales from lower duty paint sprayers, as well as increased selling, general and administrative spending. Operating earnings for the Lubrication Equipment segment increased 14 percent and increased by 1.5 percentage points as a percent of sales. This improvement was due to higher sales revenues and disciplined spending. 2001 operating earnings include restructuring costs totaling approximately $1.4 million before income taxes. These restructuring costs are related to closing a facility and relocating production to Maasmechelen, Belgium and Minneapolis, MN. The costs are for items such as severance, lease termination and legal fees.

Approximately 27 percent of the Company's sales in 2001, and 4 percent of its product costs are in currencies other than the U.S. dollar. The strong U.S. dollar in 2001 versus currencies in Europe and Asia reduced the Company's net earnings by approximately $3 million.

Interest expense in 2001 was $1.2 million versus $4.1 million in 2000. This decrease was primarily the result of reductions in debt from the prior year. In 2001, other expense was $1.5 million compared to $1.2 million in 2000. Other expense (income) includes, among other things, cash discounts, foreign currency translation gains/losses and gains/losses from the sale of fixed assets. Other expense in 2000 includes a $2.2 million gain from the sale of the Company's former headquarters building in Golden Valley, MN. Foreign currency translation losses decreased by $1.5 million in 2001.

The Company's net effective tax rate of 33 percent in 2001 and 34 percent in 2000 is lower than the U.S. federal statutory rate of 35 percent due primarily to earnings from sales outside the U.S. being taxed at rates lower than the federal statutory rate.

2000 Compared to 1999. The Company reached record sales of $494.4 million in 2000, a 10 percent increase over 1999. By segment, Contractor Equipment net sales increased by 24 percent to $221.5 million. Net sales in the Lubrication Equipment segment rose by 2 percent to $44.9 million. Net sales in Industrial/Automotive Equipment were $228.0 million, which was virtually flat versus 1999. The large sales increase in the Contractor Equipment segment was due primarily to the introduction of a new line of lower duty paint sprayers sold mainly through the home center channel. After experiencing sales growth in the first half of the year, the Industrial/Automotive Equipment segment sales declined in the second half of the year due to a slowing North American economy. Lubrication Equipment sales were relatively flat versus 1999, in a market that is mature and well served. Consolidated total backlog at the end of 2000 was $12 million versus backlog at the end of 1999 of $21 million. The decrease in the 2000 backlog reflected a return to normal order levels from the large backlog that resulted from orders in later 1999 for the home center channel products that were shipped in the first quarter of 2000.

Sales outside of the Americas represented 27 percent of total sales in 2000, down from 30 percent in 1999. In the Americas sales were $359.9 million, an increase of 15 percent from 1999. European sales decreased 6 percent to $84.7 million and Asia Pacific sales increased 7 percent to $49.8 million. The increase in the Americas was primarily due to strong sales of a new product line for the Contractor Equipment segment sold through the home center channel. Overall, when compared to 1999 exchange rates, 2000 exchange rates had a $9 million negative impact on 2000 sales. Measured in local currencies, sales in Europe increased by 6 percent over the prior year while sales in the Asia Pacific Region increased 3 percent.

Gross profit margin, expressed as a percentage of sales, was 50.7 percent in 2000 compared with 51.3 percent in 1999. The effects of higher production levels, enhanced pricing and improved manufacturing efficiencies were offset by the mix of products sold, including sales of new home center products, and the negative impact of foreign exchange rates.

Operating expenses, expressed as a percentage of net sales, decreased 2.4 percentage points in 2000 versus 1999. Product development expense was $20.0 million in 2000 versus $19.7 million in 1999. Selling, marketing, distribution and general and administrative expenses were higher in 2000 due to higher sales, but decreased as a percentage of sales to 24.2 percent in 2000 from 26.2 percent in 1999. In 2000, selling, marketing and distribution expenses were higher than in 1999 due to higher sales and expenses related to the launch of the home center products. General and administrative expenses were lower than in 1999 due to corporate expense reduction initiatives and lower information systems expenditures.

Operating earnings increased by $18.1 million in 2000 as a result of several factors, including higher sales, expense reduction initiatives and improved manufacturing efficiencies. By segment, before unallocated corporate expense, operating earnings for Industrial/Automotive increased by 20.1 percent versus 1999 and by 4.3 percentage points as a percentage of net sales primarily as a result of improved gross margin rates along with lower product development, marketing and sales-related expenses. Contractor Equipment operating profit increased by 14.9 percent over the prior year but decreased 1.8 percentage points as a percentage of net sales due to the mixture of products sold. Lubrication Equipment operating profit increased by 2.8 percent versus 1999 and increased by 0.2 percentage points as a percent of net sales.

Approximately 27 percent of the Company's sales in 2000 and 5 percent of its product costs were in currencies other than the U.S. dollar. The strong U.S. dollar versus currencies in Europe reduced the Company's net earnings by approximately $3 million in 2000.

In 2000, interest expense decreased to $4.1 million from $7.0 million in 1999. The decrease was due to the significant reduction in borrowings throughout the year. Other expense, net of other income, was $1.2 million in 2000 compared to other income of $2.6 million in 1999. In 2000, other expense included $1.6 million of foreign currency translation losses. In addition, other expense (income) included gains from property sales of $2.2 million and $3.2 million in 2000 and 1999, respectively.

The Company's net effective income tax rate of 34 percent in 2000 and 33 percent in 1999 was lower than the U.S. federal tax rate of 35 percent due primarily to earnings from sales outside the U.S. being taxed at rates lower than the federal statutory rate.

LIQUIDITY AND CAPITAL RESOURCES

The following table highlights several key measures of asset performance.

(In thousands)	2001	2000
Cash and cash equivalents	$26,531	$11,071
Working capital	$82,244	$61,901
Current ratio	2.1	1.8
Average days receivables outstanding	66	63
Inventory turnover	7.8	7.4

Working capital increased $20.3 million, in 2001, to $82.2 million. As a result of strong cash flow from operations, the Company reduced its total debt by $25.0 million in 2001. Total debt at the end of 2001 was $10.1 million. Inventories decreased $2.7 million in 2001, compared to 2000, primarily as a result of inventory reduction initiatives in response to lower sales volumes.

Cash provided by operations was $89.2 million in 2001, versus $82.2 million in 2000. Significant uses of cash in 2001 included capital expenditures with two plant expansions totaling $18.0 million, the acquisition of the ASM Company, Inc. for $15.9 million, dividends, share repurchases and the retirement of debt. Significant uses of cash in 2000 included the retirement of debt, capital expenditures, dividends and share repurchases.

At year-end 2001 the Company's capital structure included $10.6 million of short-term debt, no long-term debt and $173.7 million of shareholders' equity. The ratio of total debt to total capital decreased to 5 percent at the end of 2001 from 24 percent at the end of 2000. The decrease was a result of the elimination of all long-term debt in 2001 through continued strong cash flow from operations.

At December 28, 2001, Graco had various lines of credit totaling $74 million, of which $68 million was unused. The Company believes that the combination of present capital resources, internally generated funds and unused financing sources are adequate to meet cash requirements for 2002.

In addition to the commitments described in Note K to the Consolidated Financial Statements, the Company could be required to perform under standby letters of credit totaling $3.6 million at December 28, 2001. The Company has also guaranteed the debt of its subsidiaries for up to $14.9 million.

SHAREHOLDER ACTIONS

Periodically, the Company initiates measures aimed at enhancing shareholder value, broadening common stock ownership, improving the liquidity of its common shares and effectively managing its cash balances. A summary of recent actions follows:

- a ten percent increase in the regular dividend in 2002;
- a seven percent increase in the regular dividend in 2001;
- a 27 percent increase in the regular dividend in 2000;
- three-for-two stock splits in 2001, 1998 and 1996;
- repurchase of 5.8 million shares in 1998

CRITICAL ACCOUNTING POLICIES

The Company believes that the selection and application of its accounting policies are appropriately reasoned. The following are the accounting policies that management believes require the most difficult, subjective or complex judgments about matters that are inherently uncertain.

Sales Returns. An allowance is established for expenses and losses related to possible returns of products. The amount of the allowance is based on historical ratios of returns to sales, the historical average length of time between the sale and the return and other factors. Changes in customers' behavior versus historical experience or changes in the Company's return policies are among the factors that would result in materially different amounts for this item.

Warranty Claims. A liability is established for estimated warranty claims to be paid in the future that relate to current and prior period sales. The amount of the warranty liability is based on historical ratios of warranty claims to sales, the historical average length of time between a sale and the resulting warranty claim and other factors. Changes in the Company's warranty policy or a significant change in product defects versus historical averages are among the factors that would result in materially different amounts for this item.

Inventory Valuation. A reserve is established for estimated surplus and discontinued inventory items. The amount of the reserve is determined by analyzing historical and projected sales information, plans for discontinued products and other factors. Changes in sales volumes due to unexpected economic or competitive conditions are among the factors that would result in materially different amounts for this item.

Doubtful Accounts Receivable. An allowance is established for estimated uncollectible accounts receivable. The required allowance is determined by reviewing customer accounts and making estimates of the amounts that may be uncollectible. Factors considered in determining the amount of the reserve include the age of the receivable, the financial condition of the customer, general business, economic and political conditions, and other relevant facts and circumstances. Unexpected changes in the aforementioned factors would result in materially different amounts for this item.

Product Liability. The Company carries third-party insurance for what it believes to be a substantial amount of potential product liability exposures. The Company has established a liability for potential uninsured claims. The Company employs a third-party to evaluate its potential ultimate exposure for uninsured claims and then considers factors such as known outstanding claims, historical experience, sales trends and other relevant factors in setting the liability. A substantial change in the number and/or severity of claims would result in materially different amounts for this item.

ACCOUNTING CHANGES

In 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", which is effective for the Company at the beginning of 2002. Upon adoption of SFAS No. 142, the Company will stop amortization of goodwill, which would have been $900,000 of general and administrative expense in 2002. Results of initial goodwill impairment testing indicate no impairment.

See Note A to Consolidated Financial Statements for discussion of other recent and pending accounting changes that were not, or are not expected to be significant to the Company's financial position or operating results.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Graco sells and purchases products and services in currencies other than the U.S. dollar. Consequently, the Company is subject to profitability risk arising from exchange rate movements.

Graco uses foreign exchange contracts to reduce risks associated with foreign currency net monetary asset and liability positions. These contracts typically have maturities of 90 days or less, and gains or losses from changes in market value of these contracts offset foreign exchange gains and losses on the underlying balance sheet items. At December 28, 2001, the foreign currencies to which the Company had the most significant balance sheet exchange rate exposure were the European euro, Canadian dollar, Japanese yen, British pound, and Korean won. The Company does not hold or issue derivative financial instruments for trading purposes.

To evaluate its currency exchange rate risks on its foreign exchange contracts, the Company uses sensitivity analysis, which measures the impact on earnings of hypothetical changes in the value of foreign currencies of its monetary assets and liabilities. At December 28, 2001, due to the short-term nature of the Company's hedging instruments, reasonably likely fluctuations in foreign currency exchange rates in the near term would not materially affect Graco's consolidated operating results, financial position or cash flows.

When appropriate, the Company utilizes interest rate swaps to manage its exposure to fluctuations in earnings due to changes in interest rates on its variable rate debt. The amount of such debt was not significant at December 28, 2001.

For further discussion of the Company's foreign currency hedging strategy and position, see Note A to the Consolidated Financial Statements.

OUTLOOK

Management believes that the tough economic environment will continue in 2002. The length and severity of the soft market conditions in North America, and the risk that it will spread, directly impacts the willingness and ability of Graco's customers to purchase its equipment. Sales growth will be difficult as long as the weakness continues in North America, and management is concerned about continued softness in Europe and Japan. Nonetheless, management remains committed to improved profitability while funding the Company's long-term growth strategies of introducing new products, entering new markets, expanding distribution coverage and pursuing strategic acquisitions.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

A forward-looking statement is any statement made in this report and other reports that the Company files periodically with the Securities and Exchange Commission, as well as in press or earnings releases, analyst briefings and conference calls, which reflects the Company's current thinking on market trends and the Company's future financial performance at the time they are made. All forecasts and projections are forward-looking statements.

The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 by making cautionary statements concerning any forward-looking statements made by or on behalf of the Company. The Company cannot give any assurance that the results forecasted in any forward-looking statement will actually be achieved. Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: economic conditions in the United States and other major world economies, currency fluctuations, political instability, changes in laws and regulations, and changes in product demand. Please refer to Exhibit 99 to the Company's Annual Report on Form 10-K for fiscal year 2001 for a more comprehensive discussion of these and other risk factors.

Investors should realize that factors other than those identified above and in Exhibit 99 may prove important to the Company's future results. It is not possible for management to identify each and every factor that may have an impact on the Company's operations in the future as new factors can develop from time to time.

CONSOLIDATED STATEMENTS OF EARNINGS

Graco Inc. and Subsidiaries

	Years Ended		
(In thousands, except per share amounts)	*December 28, 2001*	*December 29, 2000*	*December 31, 1999*
Net Sales	$472,819	$494,373	$450,474
Cost of products sold	238,057	243,521	219,339
Gross Profit	234,762	250,852	231,135
Product development	20,808	19,998	19,688
Selling, marketing and distribution	80,528	86,598	79,922
General and administrative	33,244	33,014	38,334
Operating Earnings	100,182	111,242	93,191
Interest expense	1,247	4,127	7,016
Other expense (income), net	1,469	1,207	(2,666)
Earnings before Income Taxes	97,466	105,908	88,841
Income taxes	32,200	35,800	29,500
Net Earnings	$ 65,266	$ 70,108	$ 59,341
Basic Net Earnings per Common Share	$ 2.11	$ 2.31	$ 1.95
Diluted Net Earnings per Common Share	$ 2.07	$ 2.27	$ 1.90

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

Graco Inc. and Subsidiaries

(In thousands, except share amounts)	December 28, 2001	December 29, 2000
ASSETS		
Current Assets		
Cash and cash equivalents	$ 26,531	$ 11,071
Accounts receivable, less allowances of $4,500 and $4,700	85,440	85,836
Inventories	30,333	33,079
Deferred income taxes	11,710	11,574
Other current assets	1,483	2,182
Total current assets	155,497	143,742
Property, Plant and Equipment, net	98,944	83,989
Intangible Assets, net	14,274	5,576
Other Assets	7,398	5,237
Total Assets	$276,113	$238,544
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable to banks	$ 9,512	$ 15,713
Current portion of long-term debt	550	1,310
Trade accounts payable	10,676	12,899
Salaries, wages and commissions	10,620	14,532
Accrued insurance liabilities	10,380	10,622
Accrued warranty and service liabilities	6,091	5,320
Income taxes payable	6,014	4,642
Other current liabilities	19,410	16,803
Total current liabilities	73,253	81,841
Long-Term Debt, less current portion	—	18,050
Retirement Benefits and Deferred Compensation	27,359	27,230
Deferred Income Taxes	1,761	568
Commitments and Contingencies (Note K)		
Shareholders' Equity		
Common stock, $1 par value; 45,000,000 shares authorized; 31,113,144 and 20,273,561 shares outstanding in 2001 and 2000	31,113	20,274
Additional paid-in capital	54,269	39,954
Retained earnings	89,155	50,233
Accumulated comprehensive income (loss) and other	(797)	394
Total shareholders' equity	173,740	110,855
Total Liabilities and Shareholders' Equity	$276,113	$238,544

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Graco Inc. and Subsidiaries

	Years Ended		
(In thousands)	December 28, 2001	December 29, 2000	December 31, 1999
Cash Flows from Operating Activities			
Net earnings	$ 65,266	$ 70,108	$ 59,341
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	18,494	15,452	14,701
Deferred income taxes	762	1,644	1,152
Tax benefit related to stock options exercised	3,365	1,503	1,890
(Gain) loss on sale of fixed assets	424	(1,561)	(2,936)
Change in:			
Accounts receivable	309	(8,287)	2,097
Inventories	5,329	4,161	3,309
Trade accounts payable	(2,402)	(516)	1,551
Salaries, wages and commissions	(4,311)	1,921	(946)
Retirement benefits and deferred compensation	(2,624)	(3,999)	(2,112)
Other accrued liabilities	3,062	1,416	(3,147)
Other	1,507	367	1,248
Net cash provided by operating activities	89,181	82,209	76,148
Cash Flows from Investing Activities			
Property, plant and equipment additions	(30,203)	(14,523)	(9,140)
Proceeds from sale of property, plant and equipment	267	4,845	9,695
Acquisition of business, net of cash acquired	(15,949)	—	(18,388)
Net cash used in investing activities	(45,885)	(9,678)	(17,833)
Cash Flows from (for) Financing Activities			
Borrowing on notes payable and lines of credit	160,274	188,552	118,900
Payments on notes payable and lines of credit	(165,937)	(187,144)	(119,201)
Borrowings on long-term debt	21,000	43,665	25,001
Payments on long-term debt	(39,810)	(91,215)	(73,711)
Common stock issued	11,932	8,127	6,760
Common stock retired	(3,761)	(19,182)	(5,077)
Cash dividends paid	(12,339)	(11,361)	(8,927)
Net cash used in financing activities	(28,641)	(68,558)	(56,255)
Effect of exchange rate changes on cash	805	510	973
Net increase in cash and cash equivalents	15,460	4,483	3,033
Cash and cash equivalents			
Beginning of year	11,071	6,588	3,555
End of year	$ 26,531	$ 11,071	$ 6,588

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Graco Inc. and Subsidiaries

	Years Ended		
(In thousands)	*December 28, 2001*	*December 29, 2000*	*December 31, 1999*
Common Stock			
Balance, beginning of year	$ 20,274	$ 20,416	$ 20,097
Stock split	10,148	—	—
Shares issued	817	475	466
Shares repurchased	(126)	(617)	(147)
Balance, end of year	31,113	20,274	20,416
Additional Paid-In Capital			
Balance, beginning of year	39,954	31,755	23,892
Shares issued	11,115	7,652	6,294
Tax benefit related to stock options exercised	3,365	1,503	1,890
Shares repurchased	(165)	(956)	(321)
Balance, end of year	54,269	39,954	31,755
Retained Earnings			
Balance, beginning of year	50,233	9,279	(35,878)
Net income	65,266	70,108	59,341
Dividends declared	(12,721)	(11,545)	(9,575)
Stock split	(10,148)	—	—
Shares repurchased	(3,470)	(17,609)	(4,609)
Change in accounting period	(5)	—	—
Balance, end of year	89,155	50,233	9,279
Accumulated Other Comprehensive Income (Loss)			
Balance, beginning of year	394	1,490	1,817
Current period change	(1,114)	(1,096)	(327)
Balance, end of year	(720)	394	1,490
Unearned Compensation			
Balance, beginning of year	—	—	(615)
Restricted stock issued	(93)	—	—
Charged to operations	16	—	615
Balance, end of year	(77)	—	—
Total Shareholders' Equity	$173,740	$110,855	$ 62,940

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Graco Inc. and Subsidiaries

	Years Ended		
(In thousands)	*December 28, 2001*	*December 29, 2000*	*December 31, 1999*
Net Earnings	$65,266	$70,108	$59,341
Other comprehensive income, net of tax:			
Foreign currency translation adjustments	(759)	(1,096)	(327)
Minimum pension liability adjustment	(355)	16	(90)
Comprehensive Income	$64,152	$69,028	$58,924

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Graco Inc. and Subsidiaries
Years Ended December 28, 2001, December 29, 2000 and December 31, 1999

A. Summary of Significant Accounting Policies

Fiscal Year. The fiscal year of Graco Inc. and Subsidiaries (the Company) is 52 or 53 weeks, ending on the last Friday in December. Years ended December 28, 2001 and December 29, 2000 were 52-week years. The year ended December 31, 1999 was a 53-week year.

Basis of Statement Presentation. The consolidated financial statements include the accounts of the parent company and its subsidiaries after elimination of all significant intercompany balances and transactions. As of December 28, 2001, all subsidiaries are 100 percent owned. In 2000 and 1999, subsidiaries in Japan and Korea were included on the basis of fiscal years ended November 30. In 2001, the one-month reporting lag in Japan and Korea was eliminated and net earnings for December 2000 were recorded as adjustments to equity. Certain prior year amounts have been reclassified to conform with 2001 presentation, but had no effect on previously reported net earnings or shareholders' equity.

Foreign Currency Translation. The U.S. dollar is the functional currency for all foreign subsidiaries except Graco Verfahrenstechnik (GV) in Germany, whose functional currency is the euro. Accordingly, adjustments resulting from the translation of GV's financial statements into U.S. dollars are charged or credited to a separate component of shareholders' equity. Gains and losses from the translation of foreign currency balances and transactions of other foreign subsidiaries are included in other expense (income).

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents. All highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents.

Inventory Valuation. Inventories are stated at the lower of cost or market. The last-in, first-out (LIFO) cost method is used for valuing U.S. inventories. Inventories of foreign subsidiaries are valued using the first-in, first-out (FIFO) cost method.

Property, Plant and Equipment. For financial reporting purposes, plant and equipment are depreciated over their estimated useful lives, primarily by using the straight-line method as follows:

Buildings and improvements	10 to 30 years
Leasehold improvements	5 to 10 years
Manufacturing equipment	5 to 10 years
Office, warehouse and automotive equipment	3 to 10 years

Intangible Assets. In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," which requires the purchase method of accounting for all business combinations after June 30, 2001, and specifies criteria for recognizing intangible assets apart from goodwill. The Company's historical practices for recording intangible assets separately from goodwill are consistent with the new standard.

Also in 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which is effective for the Company at the beginning of 2002. Upon adoption of SFAS No. 142, the Company will stop amortization of goodwill, which would have been $900,000 of general and administrative expense in 2002. Results of initial goodwill impairment testing indicate no impairment.

Components of intangible assets were:

(In thousands)	2001	2000
Goodwill, net of accumulated amortization of $650 in 2001	$ 7,939	$ —
Other identifiable intangibles, net of accumulated amortization of $6,400 and $4,100	6,335	5,576
Total intangible assets, net	$14,274	$5,576

Other identifiable intangibles includes values assigned to patents, trademarks, trade names, customer lists and noncompete agreements, which are being amortized on a straight-line basis over useful lives ranging from 2 to 10 years.

Impairment of Long-Lived Assets. Long-lived assets are reviewed for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. There have been no write-downs of any long-lived assets in the periods presented.

Restructuring. During the third quarter of 2001, the Company announced plans to relocate the operations of its German subsidiary, Graco Verfahrenstechnik, to other Company facilities in Belgium and the U.S. This included termination of approximately 50 employees, termination of leases and consolidation of product lines. General and administrative expense in 2001 includes a $1.4 million charge to establish a restructuring accrual for costs associated with termination of employees and lease termination. There were no significant payments charged against the accrual in 2001, but the Company expects that all amounts accrued will be paid in 2002.

Self-Insurance. The Company is self-insured for certain losses relating to product liability, workers' compensation and employee medical benefits claims. The Company has purchased stop-loss coverage in order to limit its exposure to significant claims. Accrued insurance liabilities are based on claims filed and estimates of claims incurred but not reported.

Revenue Recognition. The Company recognizes revenue when title passes, which is usually upon shipment. The Company records provisions for anticipated returns and warranty claims at the time revenue is recognized. Historically, sales returns have been between 2 and 3 percent of sales. Provisions for sales returns are recorded as a reduction of net sales, and provisions for warranty claims are recorded in selling, marketing and distribution expenses.

Earnings Per Common Share. Basic net earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of shares outstanding during the year. Diluted net earnings per share is computed after giving effect to the exercise of all dilutive outstanding option grants.

Comprehensive Income. Comprehensive income is a measure of all changes in shareholders' equity except those resulting from investments by and distributions to owners, and includes such items as net earnings, certain foreign currency translation items, minimum pension liability adjustments and changes in the value of available-for-sale securities.

Stock-Based Compensation. As allowed under SFAS No. 123 "Accounting for Stock-Based Compensation," the Company has elected to apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option and purchase plans and adopt the "disclosure only" provisions of SFAS No. 123.

Derivative Instruments and Hedging Activities. At the beginning of fiscal 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The accounting for changes in the fair value of derivatives depends on their intended use and designation. The adoption of SFAS No. 133 resulted in no transition adjustment.

As part of its risk management program, the Company uses currency hedges and interest rate swaps to hedge known market exposures. Terms of derivative instruments are structured to match the terms of the risk being hedged and are generally held to maturity. The Company does not hold or issue derivative financial instruments for trading purposes. All contracts that contain provisions meeting the definition of a derivative also meet the requirements of, and have been designated as, normal purchases or sales. The Company's policy is to not enter into contracts with terms that cannot be designated as normal purchases or sales.

The Company periodically evaluates its monetary asset and liability positions denominated in foreign currencies. The Company enters into forward contracts or options, or borrows in various currencies, in order to hedge its net monetary positions. These hedges and net monetary positions are recorded at current market values and the gains and losses are included in other expense (income). The Company believes it uses strong financial counterparts in these transactions and that the resulting credit risk under these hedging strategies is not significant.

The Company may periodically hedge anticipated transactions, generally with forward exchange contracts, which are designated as cash flow hedges. Gains and losses on the forward contract are initially recorded as a component of other comprehensive income and are subsequently reclassified into earnings when the hedged exposure affects earnings. Gains and losses on such transactions were not significant in 2001, and there were no such transactions outstanding as of December 28, 2001.

Other Recent Accounting Pronouncements. In 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires the cost of legal obligations (as defined) associated with the retirement of long-lived assets to be recorded as liabilities in the period in which they are incurred. The FASB also issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which provides for a single accounting model to be used for long-lived assets to be disposed of, and broadens the presentation of discontinued operations to include more disposal transactions. The Company does not expect the adoption of these standards to have a material effect on its financial position or operating results.

B. Segment Information

The Company has three reportable segments: Industrial/Automotive, Contractor and Lubrication. The Industrial/Automotive segment markets equipment and pre-engineered packages for moving and applying paints, coatings, sealants, adhesives and other fluids. Markets served include automotive and truck assembly and components plants, wood products, rail, marine, aerospace, farm, construction, bus, recreational vehicles, and various other industries. The Contractor segment markets sprayers for architectural coatings for painting, roofing, texture, corrosion control and line striping and also high-pressure washers. The Lubrication segment markets products to move and dispense lubricants for fast oil change facilities, service garages, fleet service centers, automobile dealerships, the mining industry and industrial lubrication. All segments market parts and accessories for their products.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The cost of manufacturing for each segment is based on product cost, and expenses are based on actual costs incurred along with cost allocations of shared and centralized functions. Certain products are sold across segments, in which case the segment marketing the product is credited with the sale. Assets of the Company are not tracked along reportable segment lines.

Reportable segments are defined by product and type of customer. Segments are responsible for the sales, marketing and development of their products and market channel. This allows for focused marketing and efficient product development. The segments share common purchasing, manufacturing, distribution and administration functions.

(In thousands)

Reportable Segments	2001	2000	1999
Sales			
Industrial / Automotive	$199,508	$227,963	$227,772
Contractor	225,110	221,538	178,616
Lubrication	48,201	44,872	44,086
Total	$472,819	$494,373	$450,474
Segment operating earnings			
Industrial / Automotive	$ 48,820	$ 57,798	$ 48,143
Contractor	47,297	47,935	41,736
Lubrication	12,119	10,600	10,307
Unallocated corporate expenses	(8,054)	(5,091)	(6,995)
Total	$100,182	$111,242	$ 93,191

(In thousands)

Geographic Information	2001	2000	1999
Sales (based on customer location)			
United States	$308,535	$322,792	$280,685
Other countries	164,284	171,581	169,789
Total	$472,819	$494,373	$450,474
Long-lived assets			
United States	$109,819	$ 80,811	$ 80,259
Belgium	8,954	10,437	11,298
Other countries	1,843	3,554	5,972
Total	$120,616	$ 94,802	$ 97,529

Sales to Major Customers

In 2001, sales to a home center retailer in the Contractor segment totaled 11 percent of consolidated sales. No customer represented 10 percent or more of consolidated sales in 2000. In 1999, sales to a paint manufacturer and retailer in the Contractor segment totaled 11 percent of consolidated sales.

C. Inventories

Major components of inventories were as follows:

(In thousands)	2001	2000
Finished products and components	$23,863	$26,812
Products and components in various stages of completion	18,827	20,153
Raw materials and purchased components	18,899	19,259
	61,589	66,224
Reduction to LIFO cost	(31,256)	(33,145)
Total	$30,333	$33,079

Inventories valued under the LIFO method were $18,249,000 and $20,585,000 for 2001 and 2000. All other inventory was valued on the FIFO method.

In 2001 and 2000, certain inventory quantities were reduced, resulting in liquidation of LIFO inventory quantities carried at lower costs from prior years. The effect in 2001 was to increase net earnings by approximately $1,000,000. In 2000, the effect on net earnings was not significant.

D. Property, Plant and Equipment

Property, plant and equipment were as follows:

(In thousands)	2001	2000
Land	$ 5,815	$ 4,062
Buildings and improvements	65,648	50,512
Manufacturing equipment	114,605	105,509
Office, warehouse and automotive equipment	23,998	22,652
Construction in progress	1,457	4,137
Total property, plant and equipment	211,523	186,872
Accumulated depreciation	(112,579)	(102,883)
Net property, plant and equipment	$ 98,944	$ 83,989

E. Income Taxes

Earnings before income tax expense consist of:

(In thousands)	2001	2000	1999
Domestic	$81,731	$ 95,440	$87,292
Foreign	15,735	10,468	1,549
Total	$97,466	$105,908	$88,841

Income tax expense consists of:

(In thousands)	2001	2000	1999
Current:			
Domestic:			
Federal	$23,725	$28,532	$23,081
State and local	2,105	2,164	2,323
Foreign	5,349	3,018	2,867
	31,179	33,714	28,271
Deferred:			
Domestic	555	2,414	1,778
Foreign	466	(328)	(549)
	1,021	2,086	1,229
Total	$32,200	$35,800	$29,500

Income taxes paid were $25,888,000, $30,919,000 and $31,272,000 in 2001, 2000 and 1999.

A reconciliation between the U.S. federal statutory tax rate and the effective tax rate is as follows:

	2001	2000	1999
Statutory tax rate	35%	35%	35%
Earnings from non-U.S. sales at lower tax rates	(2)	(1)	(2)
State taxes, net of federal effect	1	1	2
U.S. general business tax credits	(1)	(1)	(2)
Effective tax rate	33%	34%	33%

Deferred income taxes are provided for all temporary differences between the financial reporting and the tax basis of assets and liabilities. The deferred tax assets (liabilities) resulting from these differences are as follows:

(In thousands)	2001	2000
Inventory valuations	$ 2,126	$ 2,847
Insurance accruals	2,842	3,247
Warranty reserve	2,030	1,089
Vacation accruals	1,331	1,435
Bad debt reserves	1,329	1,321
Net operating loss carryforward	509	334
Other	1,543	1,301
Current	11,710	11,574
Unremitted earnings of consolidated foreign subsidiaries	(1,950)	(1,950)
Excess of tax over book depreciation	(7,094)	(7,494)
Postretirement benefits	5,739	5,721
Pension and deferred compensation	741	1,880
Other	803	1,275
Non-current	(1,761)	(568)
Net deferred tax assets	$ 9,949	$11,006

Total deferred tax assets were $19,141,000 and $20,923,000 and total deferred tax liabilities were $9,192,000 and $9,917,000 on December 28, 2001 and December 29, 2000.

F. Debt

(In thousands)	2001	2000
Reducing revolving credit facility	$ —	$17,500
Other	550	1,860
Total long-term debt	550	19,360
Less current portion	550	1,310
Long-term portion	$ —	$18,050

Interest paid on debt during 2001, 2000 and 1999 amounted to $1,288,000, $4,171,000 and $6,843,000. The fair value of the Company's long-term debt at December 28, 2001 and December 29, 2000 is not materially different than its recorded value.

In July 1998, the Company entered into a five-year $190 million reducing revolving credit facility (the Revolver) with a syndicate of ten banks including the lead bank, U.S. Bank National Association. Available credit under the Revolver was subsequently reduced to $72 million by December 29, 2000, and was further reduced to $50 million by December 28, 2001. Outstanding balances bear interest at the London Interbank Offered Rate plus a spread of 0.45 percent. This spread changes as the ratio of total debt to earnings before interest, taxes and depreciation and amortization declines. The Revolver specifies quarterly reductions of the maximum amount of the credit line, and requires the Company to maintain certain financial ratios as to net worth, cash flow leverage and fixed charge coverage. The Revolver effectively restricts dividend payments that would cause a violation of the tangible net worth covenant. At December 28, 2001 the Company could have paid up to $74 million of dividends without violating the tangible net worth covenant.

On December 28, 2001, the Company had lines of credit with U.S. and foreign banks of $74 million, including the $50 million Revolver. The unused portion of these credit lines was $68 million at December 28, 2001. Borrowing rates under these credit lines vary with the prime rate, rates on domestic certificates of deposit and the London interbank market. The weighted average short-term borrowing rates were 5.2 percent, 6.2 percent and 5.4 percent for the years ended December 28, 2001, December 29, 2000, and December 31, 1999. The Company pays commitment fees of up to 0.175 percent per annum on the daily average unused amounts on certain of these lines. No compensating balances are required.

The Company is in compliance with the financial covenants of its debt agreements.

G. Shareholders' Equity

A three-for-two stock split was declared on December 8, 2000 and distributed February 6, 2001 for shares outstanding on January 15, 2001. All stock option, share and per share data reflects this split.

At December 28, 2001, the Company had 22,549 authorized, but not issued, cumulative preferred shares, $100 par value. The Company also has authorized, but not issued, a separate class of 3 million shares of preferred stock, $1 par value.

The Company maintains a plan in which one preferred share purchase right (Right) exists for each common share of the Company. Each Right will entitle its holder to purchase one four-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $180, subject to adjustment. The Rights are exercisable only if a person or group acquires beneficial ownership of 15 percent or more of the Company's outstanding common stock. The Rights expire in March 2010 and may be redeemed earlier by the Board of Directors for $.001 per Right.

H. Stock Option and Purchase Plans

Stock Option and Award Plans. The Company has various stock incentive plans under which it grants stock options and restricted share awards to officers and other employees. Option price is the market price on the date of grant. Options become exercisable at such time and in such installments as set by the Company, and expire ten years from the date of grant. Restricted share awards of 966,914 common shares have been made to certain key employees under the plans, of which 3,000 shares remain restricted as of December 28, 2001. Compensation cost charged to operations for the restricted share awards was $16,000 in 2001, zero in 2000 and $615,000 in 1999.

Options on common shares granted and outstanding, as well as the weighted average exercise price, are shown below:

	Options	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
Outstanding, December 25, 1998	1,772,682	$10.86	766,329	$ 6.59
Granted	706,748	14.57		
Exercised	(424,580)	4.82		
Canceled	(55,705)	15.69		
Outstanding, December 31, 1999	1,999,145	$12.69	1,117,539	$10.00
Granted	438,000	20.59		
Exercised	(387,597)	10.69		
Canceled	(87,258)	15.39		
Outstanding, December 29, 2000	1,962,290	$14.74	943,151	$11.46
Granted	657,889	27.54		
Exercised	(571,655)	12.94		
Canceled	(58,557)	20.09		
Outstanding, December 28, 2001	1,989,967	$19.30	602,267	12.88

The following table summarizes information for options outstanding and exercisable at December 28, 2001:

Range of Prices	Options Outstanding	Options Outstanding Weighted Avg. Remaining Life	Options Outstanding Weighted Avg. Exercise Price	Options Exercisable	Options Exercisable Weighted Avg. Exercise Price
$ 4-10	275,163	2	$ 6.17	275,163	$ 6.17
11-18	460,985	7	14.16	100,276	13.63
19-25	624,430	7	20.44	219,628	20.47
26-32	629,389	9	27.67	7,200	27.90
$ 4-32	1,989,967	7	$19.30	602,267	$12.88

Stock Purchase Plans. Under the Company's Employee Stock Purchase Plan, the purchase price of the shares is the lesser of 85 percent of the fair market value on the first day or the last day of the plan year.

The Nonemployee Director Stock Plan enables individual nonemployee directors of the Company to elect to receive or defer all or part of a director's annual retainer, and/or payment for attendance at Board or Committee meetings, in the form of shares of the Company's common stock instead of cash. The Company issued 6,006, 6,927 and 6,161 shares under this Plan during 2001, 2000 and 1999. The expense related to this Plan is not significant.

Reserved Shares. Shares reserved for issuance under the various stock option and purchase plans are shown below:

	Total Shares Reserved	Remaining Reserved as of December 28, 2001
Long-term Stock Incentive Plan	7,818,750	2,996,996
Employee Stock Incentive Plan	1,500,000	1,488,150
Stock Incentive Plan	1,500,000	1,497,000
Nonemployee Director Stock Option Plan	450,000	434,811
Employee Stock Purchase Plan	8,775,000	919,689
Nonemployee Director Stock Plan	337,500	304,331
Total	20,381,250	7,640,977

Stock-Based Compensation. No compensation cost has been recognized for the Employee Stock Purchase Plan and stock options granted under the various stock incentive plans. Had compensation cost for the stock option plans been determined based upon fair value at the grant date for awards under these plans, the Company's net earnings and earnings per share would have been reduced as follows:

(In thousands, except per share amounts)	2001	2000	1999
Net earnings			
As reported	$65,266	$70,108	$59,341
Pro forma	60,998	66,582	56,712
Net earnings per common share			
Basic as reported	$ 2.11	$ 2.31	$ 1.95
Diluted as reported	2.07	2.27	1.90
Pro forma basic	1.97	2.19	1.87
Pro forma diluted	1.94	2.15	1.81

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2001	2000	1999
Expected life in years	5.1	6.1	5.3
Interest rate	5.1%	6.4%	5.1%
Volatility	37.4%	44.5%	43.5%
Dividend yield	1.4%	1.8%	1.9%

Based upon these assumptions, the weighted average fair value at grant date of options granted in 2001, 2000 and 1999 was $8.96, $8.16 and $5.19.

The fair value of the employees' purchase rights under the Employee Stock Purchase Plan was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2001	2000	1999
Expected life in years	1.0	1.0	1.0
Interest rate	5.1%	6.4%	5.2%
Volatility	37.4%	45.2%	43.8%
Dividend yield	1.5%	1.9%	2.0%

The benefit of the 15 percent discount from the lesser of the fair market value per common share on the first day and the last day of the plan year was added to the fair value of the employees' purchase rights determined using Black-Scholes. The weighted average fair value of each purchase right per common share was $7.14, $5.95 and $4.08 in 2001, 2000 and 1999.

I. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

(In thousands, except per share amounts)	2001	2000	1999
Numerator			
Net earnings available to common shareholders	$65,266	$70,108	$59,341
Denominators			
Denominator for basic earnings per share - weighted average shares	30,903	30,407	30,372
Dilutive effect of stock options computed based on the treasury stock method using the average market price	578	498	927
Denominator for diluted earnings per share	31,481	30,905	31,299
Basic earnings per share	$ 2.11	$ 2.31	$ 1.95
Diluted earnings per share	$ 2.07	$ 2.27	$ 1.90

J. Retirement Benefits

The Company has a defined contribution plan, under Section 401(k) of the Internal Revenue Code, which provides additional retirement benefits to all U.S. employees who elect to participate. The Company matches employee contributions at a 100 percent rate, up to 3 percent of the employee's compensation. Employer contributions were $2,187,000, $2,162,000 and $2,008,000 in 2001, 2000 and 1999.

The Company's postretirement medical plan provides certain medical benefits for retired employees. U.S. employees are eligible for these benefits upon retirement and fulfillment of other eligibility requirements as specified by the plan.

The Company has noncontributory defined benefit pension plans covering substantially all U.S. employees, certain directors and some of the employees of the Company's non-U.S. subsidiaries. For the U.S. plans, the benefits are based on years of service and the highest five consecutive years' earnings in the ten years preceding retirement. The Company funds these plans annually in amounts consistent with minimum funding requirements and maximum tax deduction limits and invests primarily in common stocks and bonds, including the Company's common stock. The market value of the plans' investment in the common stock of the Company was $19,460,000 and $16,090,000 at December 28, 2001 and December 29, 2000. The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the periods ending December 28, 2001 and December 29, 2000, and a statement of the funded status as of the same dates.

	Pension Benefits		Postretirement Medical Benefits	
(In thousands)	**2001**	**2000**	**2001**	**2000**
Reconciliation of benefit obligation				
Obligation, beginning of year	$109,582	$102,040	$ 16,298	$ 15,430
Service cost	3,825	3,733	493	459
Interest cost	7,452	6,961	1,126	1,063
Assumption changes	—	—	3,058	—
Actuarial loss	10	211	707	537
Benefit payments	(3,977)	(3,363)	(1,381)	(1,191)
Obligation, end of year	$116,892	$109,582	$ 20,301	$ 16,298
Reconciliation of fair value of plan assets				
Fair value, beginning of year	$136,816	$135,997	$ —	$ —
Actual return on assets	(3,813)	3,770	—	—
Employer contribution	438	412	1,381	1,191
Benefit payments	(3,977)	(3,363)	(1,381)	(1,191)
Fair value, end of year	$129,464	$136,816	$ —	$ —
Funded status				
Funded status over (under), end of year	$ 12,572	$ 27,234	$(20,301)	$(16,298)
Unrecognized transition obligation (asset)	(55)	(64)	—	—
Unrecognized prior service cost	1,559	1,734	—	—
Unrecognized loss (gain)	(17,516)	(35,946)	4,410	645
Net	$ (3,440)	$ (7,042)	$(15,891)	$(15,653)

The following table provides the amounts included in the consolidated balance sheets as of December 28, 2001 and December 29, 2000.

	Pension Benefits		Postretirement Medical Benefits	
(In thousands)	**2001**	**2000**	**2001**	**2000**
Accrued benefit liability	$(9,282)	$(10,018)	$(15,891)	$(15,653)
Other assets	5,842	2,976	—	—
Net	$(3,440)	$ (7,042)	$(15,891)	$(15,653)

The components of net periodic benefit cost for the plans for 2001, 2000 and 1999 were as follows:

	Pension Benefits			Postretirement Medical Benefits		
(In thousands)	**2001**	**2000**	**1999**	**2001**	**2000**	**1999**
Service cost – benefits earned during the period	$ 3,825	$ 3,733	$ 3,517	$ 493	$ 459	$ 482
Interest cost on projected benefit obligation	7,452	6,961	6,267	1,126	1,063	995
Expected return on assets	(12,139)	(12,086)	(11,189)	—	—	—
Amortization of transition obligation (asset)	(10)	(3)	(4)	—	—	—
Amortization of prior service cost	174	220	231	—	—	—
Amortization of net loss (gain)	(2,041)	(2,707)	(629)	—	—	—
Cost of pension plans which are not significant and have not adopted SFAS No. 87	163	130	266	N/A	N/A	N/A
Curtailment gain	—	—	(541)	—	—	—
Net periodic benefit cost (credit)	$ (2,576)	$ (3,752)	$ (2,082)	$1,619	$1,522	$1,477

The Company's retirement medical plan limits the annual cost increase that will be paid by the Company. In measuring the accumulated postretirement benefit obligation (APBO), the annual trend rate for health care costs was assumed to be 12 percent for 2002, decreasing by one percentage point each year to a constant rate of 5 percent in 2009 and thereafter, subject to the plan's 6 percent annual increase limitation. The other assumptions used in the measurement of the Company's benefit obligation are shown below:

	Pension Benefits			Postretirement Medical Benefits		
Weighted average assumptions	**2001**	**2000**	**1999**	**2001**	**2000**	**1999**
Discount rate	7.0%	7.0%	6.5%	7.0%	7.0%	6.5%
Expected return on assets	9.0%	9.0%	11.0%	N/A	N/A	N/A
Rate of compensation increase	3.8%	3.6%	3.6%	N/A	N/A	N/A

At December 28, 2001, a one percent change in assumed health care cost trend rates would have the following effects:

(In thousands)	1% Increase	1% Decrease
Effect on total of service and interest cost components of net periodic postretirement health care benefit cost	$ 259	$ (210)
Effect on the health care component of the accumulated postretirement benefit obligation	189	(1,369)

K. Commitments and Contingencies

Lease Commitments. Aggregate annual rental commitments at December 28, 2001, under operating leases with noncancelable terms of more than one year, were $4,936,000, payable as follows:

(In thousands)	Buildings	Vehicles & Equipment	Total
2002	$ 931	$1,002	$1,933
2003	865	779	1,644
2004	791	335	1,126
2005	82	49	131
2006	87	15	102
Thereafter	—	—	—
Total	$2,756	$2,180	$4,936

Total rental expense was $2,416,000 for 2001, $2,499,000 for 2000 and $3,492,000 for 1999.

Other Commitments. The Company is committed to pay suppliers under the terms of open purchase orders issued in the normal course of business.

The Company also has commitments with certain suppliers to purchase minimum quantities, and under the terms of certain agreements, the Company is committed for certain portions of the supplier's inventory. The Company does not purchase, or commit to purchase quantities in excess of normal usage or amounts that cannot be used within one year. The Company estimates that the maximum commitment amount under such agreements does not exceed $5,000,000.

Contingencies. The Company is party to various legal proceedings arising in the normal course of business activities, none of which, in management's opinion, is expected to have a material adverse impact on the Company's consolidated results of operations or its financial position.

L. Acquisition

On March 19, 2001, the Company purchased ASM Company, Inc. (ASM) for $16 million cash. ASM manufactures and markets spray tips, guns, poles and other accessories for the professional painter, and had sales of approximately $11 million in 2000.

The Company used the purchase method to account for the acquisition. Based on the results of an independent appraisal, the purchase price was allocated to net tangible assets of $4 million (net of assumed liabilities totaling $2 million), identifiable intangible assets of $3 million and goodwill of $9 million. Identifiable intangible assets include patents, proprietary technologies, trade names, trademarks, customer list and a noncompete agreement. Intangibles and goodwill were amortized in 2001 on a straight-line basis, with useful lives ranging from 2 to 10 years.

RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for the accuracy, consistency, and integrity of the information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and, where necessary, include estimates based upon management's informed judgment.

In meeting this responsibility, management believes that its comprehensive systems of internal control provide reasonable assurance that the Company's assets are safeguarded and transactions are executed and recorded by qualified personnel in accordance with approved procedures. Internal auditors periodically review these accounting and control systems. Deloitte & Touche LLP, independent certified public accountants, are retained to audit the consolidated financial statements and express an opinion thereon. Their opinion is included below.

The Audit Committee of the Board is responsible for providing independent, objective oversight of the Company's accounting functions and internal controls. In performing its oversight function, the Audit Committee has relied upon advice and information which it has received in its discussions with the Company's management and independent auditors.

INDEPENDENT AUDITORS' REPORT

Shareholders and Board of Directors
Graco Inc.
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Graco Inc. and Subsidiaries (the Company) as of December 28, 2001 and December 29, 2000 and the related consolidated statements of earnings, shareholders' equity, comprehensive income, and cash flows for each of the three years in the period ended December 28, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Graco Inc. and Subsidiaries as of December 28, 2001 and December 29, 2000 and the results of their operations and cash flows for each of the three years in the period ended December 28, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Minneapolis, Minnesota
January 21, 2002

TEN YEAR FINANCIAL SUMMARY Graco Inc. and Subsidiaries

(In thousands, except per share amounts and other statistics)	2001	2000	1999
Operations:			
Net Sales - As Reported	$472,819	$494,373	$450,474
– Excluding Divested Operations (1)	472,819	494,373	450,474
Gross Profit	234,762	250,852	231,135
Percent of Sales	49.7%	50.7%	51.3%
Operating Earnings	100,182	111,242	93,191
Percent of Sales	21.2%	22.5%	20.7%
Earnings Before Changes in Accounting Principles	65,266	70,108	59,341
Percent of Sales	13.8%	14.2%	13.2%
Net Earnings	$65,266	$70,108	$59,341
Financial Position:			
Current Assets	$155,497	$143,742	$137,989
Current Liabilities	73,253	81,841	78,263
Working Capital	82,244	61,901	59,726
Property, Plant & Equipment, net	98,944	83,989	86,493
Total Assets	276,113	238,544	236,033
Long-term Debt (including current portion)	550	19,360	66,910
Shareholders' Equity	173,740	110,855	62,940
Capital (long-term debt plus shareholders' equity)	174,290	130,215	129,850
Cash Provided (Used) By:			
Operations	$89,181	$82,209	$76,148
Investing, Excluding Marketable Securities	(45,885)	(9,678)	(17,833)
Financing	(28,641)	(68,558)	(56,255)
Other Data:			
Depreciation and Amortization	$18,494	$15,452	$14,701
Property, Plant and Equipment Additions	30,203	14,523	9,140
Per Common Share: (2)			
Basic Earnings Before Changes in Accounting Principles	$2.11	$2.31	$1.95
Basic Net Earnings	2.11	2.31	1.95
Diluted Net Earnings	2.07	2.27	1.90
Dividends Paid	0.40	0.37	0.29
Shareholders' Equity	5.62	3.65	2.05
Other Statistics:			
Sales Growth - Excluding Divested Operations	(4.4)%	9.7%	2.2%
Return on Average Shareholders' Equity (4)	45.9%	80.7%	164.3%
Return on Average Capital (4)	42.9%	53.9%	46.6%
Long-term Debt/Capital	0.3%	14.9%	51.5%
Current Ratio	2.1	1.8	1.8

(1) Excludes the net sales of Lockwood Technical, Inc. sold in 1992.

(2) All per share data has been restated for the three-for-two stock splits.

(3) Includes the special one-time dividend of $.80 per share declared December 17, 1993.

(4) Calculated using Earnings Before Changes in Accounting Principles.

1998	1997	1996	1995	1994	1993	1992
$440,585	$423,897	$399,356	$394,114	$367,213	$329,002	$326,734
440,585	423,897	399,356	394,114	367,213	329,002	321,494
219,401	202,988	195,981	189,627	174,011	153,127	156,686
49.8%	47.9%	49.1%	48.1%	47.4%	46.5%	48.0%
76,873	65,473	53,057	45,234	26,389	16,902	19,468
17.4%	15.4%	13.3%	11.5%	7.2%	5.1%	6.0%
47,263	44,716	36,169	27,706	15,326	9,493	11,145
10.7%	10.5%	9.1%	7.0%	4.2%	2.9%	3.4%
$47,263	$44,716	$36,169	$27,706	15,326	9,493	5,301
$131,320	$156,292	$144,494	$128,482	$143,945	$147,259	$161,941
82,966	68,980	80,610	71,583	89,540	99,611	77,113
48,354	87,312	63,884	56,899	54,405	47,648	84,828
96,366	100,180	94,172	76,858	70,040	57,744	51,038
233,702	264,532	247,814	217,833	228,385	216,365	220,418
115,739	7,959	9,920	12,009	32,483	19,480	22,762
9,313	157,509	126,050	103,571	81,851	74,685	100,170
125,052	165,468	135,970	115,580	114,334	94,165	122,932
$77,109	$36,281	$48,601	$51,710	$8,587	$23,116	$26,102
(9,761)	(18,119)	(28,980)	(16,812)	(22,407)	(15,383)	(1,361)
(77,519)	(15,201)	(16,353)	(33,564)	(19,926)	(9,150)	(10,880)
$13,736	$13,494	$12,658	$11,082	$10,447	$9,292	$8,629
11,962	20,109	30,038	19,848	23,100	16,172	10,194
$1.37	$1.17	$0.93	$0.71	$0.39	$0.25	$0.29
1.37	1.17	0.93	0.71	0.39	0.25	0.14
1.34	1.14	0.92	0.71	0.39	0.25	0.13
0.29	0.25	0.21	0.19	0.97 (3)	0.15	0.14
0.31	4.11	3.29	2.67	2.09	1.89	2.58
3.9%	6.1%	1.3%	7.3%	11.6%	2.3%	9.5%
56.7%	31.5%	31.8%	30.3%	19.6%	10.9%	11.0%
32.5%	29.7%	28.8%	24.1%	14.7%	8.7%	9.1%
92.6%	4.8%	7.3%	10.4%	28.4%	20.7%	17.7%
1.6	2.3	1.8	1.8	1.6	1.5	2.1

QUARTERLY FINANCIAL INFORMATION

(In thousands, except per share amounts)	1999				2000				2001			
Quarter	**1**	**2**	**3**	**4**	**1**	**2**	**3**	**4**	**1**	**2**	**3**	**4**
Net sales	$105,141	$116,803	$112,076	$116,454	$122,227	$132,768	$123,100	$116,278	$109,814	$130,873	$118,651	$113,481
Gross profit	52,857	59,619	57,510	61,149	62,129	66,102	62,949	59,672	55,138	64,253	59,156	56,215
Net earnings	11,201	17,961	15,043	15,136	14,975	18,331	18,073	18,729	13,120	18,248	16,760	17,138
Diluted net earnings per common share	0.36	0.57	0.48	0.48	0.48	0.59	0.59	0.61	0.42	0.58	0.53	0.54
Stock price												
High	$20.17	$21.75	$23.25	$23.92	$22.75	$23.33	$23.92	$27.67	$29.25	$33.00	$35.26	$39.05
Low	13.33	14.33	19.00	21.29	19.33	20.00	20.42	20.13	24.35	26.22	28.00	28.89
Close*	14.29	19.54	22.04	23.92	19.33	21.67	21.67	27.59	28.00	33.00	30.20	39.05
Volume (# of shares)	4,289	4,496	3,503	3,792	4,532	4,880	2,223	2,904	2,957	4,143	3,056	4,448

* As of the last trading day of the calendar quarter.

Graco Common Stock

Graco common stock is traded on the New York Stock Exchange under the ticker symbol "GGG." On December 28, 2001 there were 31,113,144 shares outstanding and 2,226 common shareholders of record, with another estimated 4,500 shareholders whose stock is held by nominees or broker dealers.

GENERAL INFORMATION

Annual Meeting. Shareholders are cordially invited to attend the Annual Meeting, which will be held at 1:00 p.m., May 7, 2002, at Graco's George Aristides Riverside Center, 1150 Sibley Street Northeast, Minneapolis, Minnesota 55413.

Corporate Inquiries. Copies of the Graco Inc. Annual Report to the Securities and Exchange Commission (Form 10-K), quarterly reports and proxy statements are available without charge. Requests for financial publications should be addressed to: Graco Inc. Attn: Treasurer, P.O. Box 1441, Minneapolis, Minnesota 55440-1441. Requests can be placed by phone by calling (612) 623-6659.

Additional information about Graco Inc. may also be obtained by visiting our website at www.graco.com.

Shareholder Inquiries. Questions regarding dividend checks, dividend reinvestment, lost stock certificates, change of address or consolidation of accounts, should be directed to the Company's Transfer Agent and Registrar: Wells Fargo Bank Minnesota, N.A., Shareowner Services, 161 North Concord Exchange Street, So. St. Paul, Minnesota 55075-1139. Or call: (800) 468-9716. In Minnesota: (651) 450-4064. Monday-Friday, 7 a.m.-7 p.m. CT.

BOARD OF DIRECTORS

George Aristides
Chairman of the Board

Ronald O. Baukol
Retired, formerly Executive Vice President,
International Operations,
Minnesota Mining and Manufacturing Company ("3M")

Robert G. Bohn
Chairman, President and Chief Executive Officer,
Oshkosh Truck Corporation

William J. Carroll
President Automotive Systems Group,
Dana Corporation

J. Kevin Gilligan
President and Chief Executive Officer,
Automation and Control Solutions,
Honeywell International Inc.

David A. Koch
Chairman Emeritus
Graco Inc.

Lee R. Mitau
Executive Vice President and General Counsel,
U. S. Bancorp

James H. Moar
Chief Operating Officer,
Tennant Corporation

Martha A.M. Morfitt
President and Chief Executive Officer,
CNS, Inc.

Mark H. Rauenhorst
President and Chief Executive Officer,
Opus Corporation

David A. Roberts
President and Chief Executive Officer,
Graco Inc.

William Van Dyke
Chairman, President and Chief Executive Officer,
Donaldson Company, Inc.

MANAGEMENT

David A. Roberts
President and Chief Executive Officer

Steven L. Bauman
Vice President, Human Resources

Dan A. Christian
Vice President and Chief Information Officer

James A. Graner
Vice President and Controller

Dale D. Johnson
Vice President, Contractor Equipment Division

D. Christian Koch
Vice President, Lubrication Equipment Division

Dan L. Little
Vice President, Manufacturing Technology

David M. Lowe
Vice President and General Manager, European Operations

Robert M. Mattison
Vice President, General Counsel and Secretary

Patrick J. McHale
Vice President, Manufacturing & Distribution Operations

Charles L. Rescorla
Vice President, Industrial/Automotive Equipment Division

William C. Scherer
Vice President, Industrial/Automotive Equipment Division
Engineering

Mark W. Sheahan
Vice President and Treasurer

Fred A. Sutter
Vice President, Asia Pacific & Latin America

AMERICAS

CORPORATE HEADQUARTERS
Graco Inc.
Russell J. Gray Technical Center
88 – 11th Avenue Northeast
Minneapolis, Minnesota 55413
(612) 623-6000

MAILING ADDRESS
Graco Inc.
Post Office Box 1441
Minneapolis, Minnesota 55440-1441

GRACO MINNESOTA INC.
Main Plant
60 – 11th Avenue Northeast
Minneapolis, Minnesota 55413-1894

George Aristides Riverside Center
1112 – 1150 Sibley Street Northeast
Minneapolis, MN 55413

David A. Koch Center
20500 David Koch Avenue
Rogers, Minnesota 55374

MICHIGAN
Graco Automotive Technology Center
47800 Halyard Drive
Post Office Box 8065C
Plymouth, MI 48170-8065

GRACO SOUTH DAKOTA INC.
3501 North 4th Avenue
Sioux Falls, South Dakota 57104

EUROPE

BELGIUM
European Headquarters
Graco N.V.
Industrieterrein – Oude Bunders
Slakweidestraat 31
3630 Maasmechelen, Belgium

ASIA PACIFIC

JAPAN
Graco K.K.
1-27-12 Hayabuchi
Tsuzuki-ku,Yokohama 224-0025 Japan

HONG KONG
Graco Hong Kong Limited
Flat B, 14th Floor
Hang Seng Causeway Bay Building
28-34 Yee Wo Street
Causeway Bay
Hong Kong Special Admin. Region
Hong Kong, P.R.C.

KOREA
Graco Korea Inc.
3rd Floor, Doorim-Building
164-21 Poi-Dong, Kangnam-ku
Seoul, 135-260
Korea

CHINA
Graco Fluid Equipment (Shanghai) Co., Ltd.
Building 14#, 2nd Floor, Section B
No. 11, Xi Ya Road, Waogaoqiao Free Trade Zone
Pudong New Area
Shanghai, P.R.C.

GRACO